PROCURE ETF TRUST II
16 Firebush Road
Levittown, PA 19056

March 15, 2019

 VIA EDGAR

Securities and Exchange CommissionWashington, D.C. 20549

Re: Request for Acceleration of Effectiveness of Pre-Effective Amendment No. 5 Registration Statement on Form N-1A (File No. 333-222463)

Dear Ms. O’Neal:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Procure ETF Trust II (the “Trust”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 9:00 a.m (EDT) on March 21, 2019, or as soon thereafter as practicable.

In addition, we hereby confirm that we will make the additional requested edit to the final prospectus so that the last line in the second paragraph under “Principal Investment Strategy” will read as follows:

“As of December 31, 2018, the Index was concentrated in the securities of companies that utilize satellite technology, which represent a significant portion of the Index.”

The Trust is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement. In requesting such acceleration, the Trust acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Trust from its full responsibility for the adequacy or accuracy of the disclosure in the Registration Statement, and (iii) the Trust may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Robert S. Tull
By: Robert S. Tull
Title: President

Quasar Distributors, LLC
777 E Wisconsin Avenue
Milwaukee, WI 53202

March 15, 2019

VIA EDGAR

Securities and Exchange CommissionWashington, D.C. 20549

Re: Request for Acceleration of Effectiveness of Pre-Effective Amendment No. 5 Registration Statement on Form N-1A (File No. 333-222463)

Dear Ms. O’Neal:

As principal underwriter for Procure ETF Trust II (the “Registrant”), the undersigned hereby requests, pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), that effectiveness under the 1933 Act of Pre-Effective Amendment No. 5 to the Registrant’s registration statement on Form N-1A be accelerated to 9:00 a.m. (EDT) on March 21, 2019, or as soon thereafter as practicable. Pre-Effective Amendment No. 5 is filed under the 1933 Act and the Investment Company Act of 1940, as amended. The undersigned is aware of its obligations under the 1933 Act.

Very truly yours,

Quasar Distributors, LLC
/s/ Teresa Cowan
By: Teresa Cowan
Title: President